Himalaya Shipping Ltd. (HSHP) files 2025 Annual Report on Form 20-F

Hamilton, Bermuda, March 12, 2026

Himalaya Shipping Ltd. (the "Company") has filed its Annual Report on Form 20-F for the Year Ended December 31, 2025 (the "2025 Annual Report") with the U.S. Securities and Exchange Commission (the "SEC") on March 12, 2026.

The Company's 2025 Annual Report can be downloaded from the SEC's website (http://www.sec.gov) and is also available on the Company's website (https://www.himalaya-shipping.com). Hard copies of the Company's 2025 Annual Report can be obtained, free of charge, upon request by writing to us at:

Himalaya Shipping Ltd.
S.E. Pearman Building, 2nd Floor,
9 Par-la-Ville Road,
Hamilton HM11,
Bermuda

This information is subject to the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

For further queries, please contact:
Lars-Christian Svensen, Contracted CEO
Telephone +47476 38756